FIRST QUARTER REPORT 2002

SHARPENING OUR focus

Sharpening the Focus of Every Aspect of Our Business

     Vitran Corporation is a North American provider of freight services and distribution solutions to a wide variety of companies and industries. Vitran offers less-than-truckload (LTL) service throughout Canada and the United States utilizing its own infrastructure and exclusive partners. Vitran Logistics provides special distribution solutions that range from inventory consolidation to responsibility for the complete distribution function as well as highway and rail brokerage. Vitran also provides premium same-day and next-day Truckload (TL) services in the U.S. Midwest.

     These services are provided by 2,700 employees and associates located at more than 100 facilities and offices in the United States and Canada. Vitran uses 5,600 pieces of equipment, including tractors, trailers, and containers, operated by 1,500 drivers and independent contractors.

IN SUMMARY, WE PROVIDE THE FOLLOWING SERVICES

•	Less-than-truckoad (LTL)

•	Logistics including Brokerage

•	Truckload (TL)

Vitran is sharpening the focus of every aspect of its business to be the best-in-class provider, to drive value with every customer transaction and to add value for its shareholders.

FIRST QUARTER 2002

REPORT TO SHAREHOLDERS

For the period ended March 31, 2002

MANAGEMENT DISCUSSION AND ANALYSIS

This report contains forward-looking information with respect to Vitran Corporation Inc.’s (“Vitran”) operations and future financial results. Actual results may differ from expected results for a variety of reasons including factors discussed in the Company’s Management Discussion and Analysis section of Vitran’s 2001 Annual Report.

This interim Management Discussion and Analysis (“MD&A”) should be read in conjunction with the Company’s March 31, 2002 first quarter financial statements and the 2001 Annual MD&A document that forms part of the Vitran 2001 Annual Report.

Overview

The consolidated results for the first quarter of 2002 show considerable improvement over the same quarter in 2001 and maintain the positive trend that was started in the second quarter of 2001. Net income from continuing operations was $0.9 million, a significant improvement over the prior 2001 first quarter, after deducting a special retirement bonus of $0.8 million for Richard D. McGraw the former President and Chief Executive Officer. Vitran incurred a net loss of $0.8 million from continuing operations for the same quarter in 2001. Earnings of $0.09 per share basic from continuing operations for first quarter of 2002 compare to the loss of $0.08 per share basic from continuing operations for 2001 first quarter. The prior year net loss from continuing operations includes $0.05 per share basic attributable to the amortization of goodwill, net of taxes, that was not expensed in 2002 due to a change in accounting regulations.

On April 19, 2002, Vitran announced that Dave Kimack has been named President of Vitran’s US LTL business, effective immediately. Mr. Kimack, who was previously Vice President Operations at US LTL succeeds Mr. Rick Gaetz, the division’s interim President who was recently named President and Chief Executive Officer of the Vitran Corporation, effective May 2, the date of Vitran’s Annual Shareholders Meeting.

Vitran Corporation Inc. reported its first quarter results after trading hours on May 2, 2002 with a press release and held a conference call at 10:00 a.m. on May 3, 2002.

Register for e-alerts on the Vitran Corporation website (www.vitran.com) and receive Vitran’s news as it is released.

REPORT TO SHAREHOLDERS

Consolidated Results

Revenue from continuing operations for the quarter was $114.2 million compared to $119.9 million for the same quarter in 2001 reflecting revenue declines in the LTL and Logistics business segments.

Despite the decline in revenue, gross profit margin for the quarter increased $1.4 million, or 8.5%, to $17.9 million compared to the same period a year ago. Operating efficiencies in the LTL business segment are the primary contributors to the improvement.

Selling, general and administrative (“SG&A”) expense for the period ending March 31, 2002 increased $0.2 million or 1.9% to $13.2 million compared to the prior year period as a result of the $0.8 million special retirement bonus that was paid to Mr. McGraw. Excluding the one-time special retirement bonus, SG&A expense declined 4.3% for the quarter compared to the same period in 2001.

Income from continuing operations before depreciation expense increased to $4.7 million for the quarter compared to $3.5 million for 2001 first quarter. Depreciation expense as a percentage of revenue was 1.9% for the current quarter compared to 2.1% for the 2001 quarter, representing a $0.4 million decrease. This reduction is attributable to the sale of inefficient equipment in the quarter and second half of 2001 as management maintains its focus on cost control. The consolidated operating ratio before goodwill amortization improved to 97.8% compared to 99.2% for the comparable quarter.

Interest expense net of interest income was $1.4 million for the quarter compared to $1.8 for the prior year quarter. The decline was the result of reduced interest rates on floating debt and a reduction in total debt outstanding for the comparable quarter.

Income taxes for the quarter were a recovery of $0.1 million on income before taxes, minority interest and amortization of $0.8 million compared to a recovery of $0.4 million on a loss $0.7 million for the first quarter of 2001.

Income from continuing operations of $0.9 million or $0.09 per share basic, including the after-tax special bonus of $0.05 per share basic for Mr. McGraw, reflects significant improvement over the loss from continuing operations of $0.8 million or $0.08 per share basic posted in the prior year quarter. Net income of $0.9 million or $0.09 per share basic in the first quarter of 2002 compares to a net loss of $1.3 million or $0.13 per share basic that included a net loss from discontinued operations of $0.05 per share basic for the first quarter of 2001.

REPORT TO SHAREHOLDERS

Segmented Results

Less-than-truckload (LTL)

The LTL segment reported better results for the first quarter of 2002 despite continued adverse economic pressure in both Canada and the United States.

Revenue for the first quarter for the LTL segment was $89.9 million compared to $93.0 million in the same quarter for 2001. However, operating income increased 134% from $1.5 million to $3.5 million for the comparable quarter. Total shipments and tonnage declined 5.1% and 3.9% respectively for the first quarter of 2002 compared to the same period in 2001. The declines in revenue were offset by the $4.7 million or 5.3% reduction in operating expenses and SG&A.

Revenue for the Canadian LTL business declined 3.1% for the first quarter of 2002 compared to the first quarter of 2001. Total shipments and tonnage were off 4.5% and 7.0% respectively while revenue per hundredweight was up 4.3%, compared to the prior year quarter.

The performance of the US LTL business was significantly improved for the first quarter of 2002 compared to the first quarter of 2001. Revenue for US LTL declined 6.9%, due to declines in shipments, tonnage and revenue per hundredweight of 5.5%, 1.3% and 5.7% respectively, compared to the first quarter of 2001. However, the revenue declines were offset by productivity gains, and operating income increased by 345% for the first quarter of 2002 compared to the same period in 2001.

Logistics

Revenue for the logistics segment for the first quarter of 2002 was $3.2 million or 21.9% less than the first quarter of 2001. The logistics business unit continues to produce strong results and the Intermodal and Highway Brokerage unit is beginning to improve under the integrated management of Vitran Logistics.

Truckload

Revenue for the Truckload segment was up 5.5% for the first quarter of 2002 compared to the same period in 2001. Operating income declined 17.4% to $0.5 million due to an increase in insurance and contract hauling costs.

REPORT TO SHAREHOLDERS

Liquidity and Capital Resources

Cash flow from operations for the quarter before non-cash working capital changes generated $2.9 million compared to $2.6 million in the prior year quarter. Non-cash working capital changes consumed $1.6 million for the three-month period compared to a use of $5.4 million a year ago.

Interest bearing debt, net of cash on hand of $10.6 million, decreased to $63.1 million at March 31, 2002 compared to $66.8 million at December 31, 2001. Interest bearing debt, net of cash on hand as a percentage of total capital was 44.1% at the end of the 2002 first quarter compared to 45.7% at December 31, 2001. During the quarter the company repaid $4.1 million in long-term debt and reduced the revolving credit facility by $2.0 million.

Capital expenditures for the first quarter of 2002 amounted to $0.3 million compared to $1.1 million in the same period in 2001.

Management expects that the existing working capital, together with available revolving credit facilities, will be sufficient to fund the operating capital and principal debt repayment requirements of the Company.

Outlook

The North American economy continues to lag and as a result most companies in the freight industry have reported lower quarter-over-quarter volumes and income. Vitran’s results have improved for the period due to the cost reduction and productivity initiatives that were put in place through 2001.

While there have been indications that the significant downturn has bottomed, the recovery has not materialized with an increase in freight at Vitran. There are however some encouraging economic indicators, and with the aforementioned strategies in place results should continue to improve.

Information in this news announcement relating to projected growth, improvements in productivity and future results constitutes forward looking statements. Actual results in future periods may differ materially from the forward-looking statements because of a number of risks and uncertainties, including but not limited to economic factors, demand for the Company’s services, fuel price fluctuations, the availability of employee drivers and independent contractors, risks associated with geographic expansion, capital requirements, claims exposure and insurance costs, competition and environmental hazards. Additional information about these and other factors that could affect the Company’s business is set forth in the Company’s 2001 Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Rick E. Gaetz
President and
Chief Executive Officer

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

(Unaudited)
(In thousands of Canadian dollars
except for per share amounts)

	Three	Three
	months	months
	ended	ended
	Mar. 31,	Mar. 31,
	2002	2001

Revenue	$114,246	$119,881
Operating Expenses	96,362	103,391

Gross Profit	17,884	16,490
Selling, general and administrative expenses	13,213	12,966

Income from operations before depreciation	4,671	3,524
Depreciation expense	2,190	2,557

	2,481	967
Interest on long-term debt	(1,430)	(1,823)
Gain/(loss) on sale of fixed assets	(289)	128

	(1,719)	(1,695)
Income from continuing operations before income taxes, minority interest and amortization of goodwill	762	(728)
Income taxes (recovery)	(131)	(429)
Minority interest	—	40
Goodwill amortization net of income losses	—	523

Net income (loss) from continuing operations	893	(782)
Net loss from discontinued operations	—	(508)
Net income (loss)	$893	$(1,290)

Retained earnings, beginning of period	$39,204	$41,463

Retained earnings, end of period	$40,097	$40,173

Earnings per share basic and diluted:
Income from continuing operations before amortization of goodwill	$0.09	$(0.03)
Net income from continuing operations	$0.09	$(0.08)
Net income from discontinued operations	$—	$(0.05)
Net income	$0.09	$(0.13)
Weighted average number of shares	9,814,679	9,859,778

See accompanying notes to consolidated statements

CONSOLIDATED BALANCE SHEETS

(Unaudited)
(In thousands of Canadian dollars)

As at	Mar. 31, 2002	Dec. 31, 2001

Assets
Current Assets:
Cash	$10,567	$12,879
Accounts receivable	53,233	49,999
Net assets of discontinued operations	—	3,000
Inventory, deposits and prepaid expenses	10,113	8,702

	73,913	74,580
Fixed assets	48,774	51,021
Future income taxes recoverable	396	—
Goodwill	74,672	74,661

	$197,755	$200,262

Liabilities and Shareholders’ Equity
Current Liabilities:
Revolving credit facility	$2,904	$4,936
Accounts payable and accrued liabilities	44,139	40,083
Income and other taxes payable	47	22
Current portion of long-term debt	13,100	10,970

	60,190	56,011
Long-term debt	57,614	63,733
Future income taxes	—	1,140
Shareholders’ equity:
Capital stock	38,442	38,794
Retained earnings	40,097	39,204
Cumulative translation adjustment	1,412	1,380

	79,951	79,378

	$197,755	$200,262

See accompanying notes to consolidated statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)
(In thousands of Canadian dollars)

STATEMENT OF CASH FLOWS

	Three	Three
	months	months
	ended	ended
	Mar. 31,	Mar. 31,
	2002	2001

Cash provided by (used in):
Operations:
Net income (loss) from continuing operations	$893	$(782)
Items not involving cash from operations:
Depreciation and amortization	2,190	3,153
Future income taxes	(465)	411
Loss (gain) on sale of fixed assets	289	(128)
Minority interest	—	(40)

	2,907	2,614
Change in non-cash working capital components	(1,635)	(5,385)

	1,272	(2,771)
Investments:
Purchase of fixed assets	(308)	(1,079)
Proceeds on sale of fixed assets	577	1,036
Proceeds on sale of discontinued business	2,685	—

	2,954	(43)
Financing:
Change in revolving credit facility	(2,032)	3,484
Repayment of long-term debt	(4,069)	(109)
Repurchase of Class A voting shares	(352)	—

	(6,453)	3,375
Cash used for discontinued operations	—	(682)
Effect of translation adjustment on cash	(85)	446

Increase (decrease) in cash position	(2,312)	325
Cash position, beginning of year	12,879	4,881

Cash position, end of period	$10,567	$5,206

Change in non-cash working capital components:
Accounts receivable	$(3,234)	$(3,899)
Inventory, deposits and prepaid expenses	(1,411)	(1,097)
Income and other taxes recoverable/payable	(1,046)	(2,593)
Accounts payable and accrued liabilities	4,056	2,204

	$(1,635)	$(5,385)

See accompanying notes to consolidated statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)
(In thousands of Canadian dollars)

1.   Accounting Policies

The interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles and follow the same accounting principles and methods of application as the most recent annual consolidated financial statements, except as noted below. The interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements included in the 2001 Annual Report.

2.    Accounting Changes

Goodwill and intangible assets

The Canadian Institute of Chartered Accountants has issued a new accounting standard for goodwill and intangible assets that is effective for fiscal year 2002. Under this new standard, amortization of goodwill is no longer permitted, but the carrying value of goodwill is subject to a modified test to determine if there is impairment. A goodwill impairment loss would be recognized if the fair value of the goodwill of a reporting unit is less than its carrying amount. An initial impairment test is required within the first six months of adoption. If any potential impairment is indicated, then it should be quantified based upon the fair value of the assets and liabilities of the reporting unit and, if necessary, recognized by the end of fiscal year 2002 as a charge to opening retained earnings. The Company is still in the process of evaluating the initial impairment test. Had the company continued to amortize goodwill as it was required under the old accounting standard, earnings per share from continuing operations would have been reduced by $0.05 per share basic.

Stock based compensation

The Canadian Institute of Chartered Accountants has issued changes to accounting standards for stock based compensation. Under this new standard, effective January 1, 2002, all stock based compensation to non-employees and direct awards of stock to employees will be accounted for using the fair value method. The Company has not granted any such awards.

3.   Discontinued Operations

On May 15, 2001 the Company determined that it planned to divest its Environmental Services Business. As a result of the plan of disposal, the results of operations for the Discontinued Business were reported as discontinued operations and previously reported financial statements have been restated. Effective January 2, 2002 the Company sold substantially all the capital assets of its Environmental Services Group for $2.7 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.   Comparative Figures

Certain of the 2001 figures presented for comparative purposes have been reclassified to conform with the presentation adopted for 2002.

5.   Segmented Information

Three months ended	Less-than-				Corporate	Consolidated
March 31, 2002	truckload	Logistics	Truckload	Total	office & other	totals

Revenue	$89,927	$11,523	$12,796	$114,246	$—	$114,246
Operating, selling, general & administrative expenses	84,456	11,253	12,187	107,896	1,679	109,575
Depreciation	1,941	84	149	2,174	16	2,190

Income (loss) from operations	$3,530	$186	$460	$4,176	$(1,695)	2,481
Interest expense, net						1,430
Other items, net						289
Income taxes						(131)

Net (loss) income						$893

Three months ended	Less-than-				Corporate	Consolidated
March 31, 2001	truckload	Logistics	Truckload	Total	office & other	totals

Revenue	$92,998	$14,759	$12,124	$119,881	$—	$119,881
Operating, selling, general & administrative expenses	89,139	14,662	11,398	115,199	1,158	116,357
Depreciation	2,278	90	169	2,537	20	2,557

Income (loss) from operations	$1,581	$7	$557	$2,145	$(1,178)	967
Interest expense, net						1,823
Other items, net						(168)
Income taxes						(429)
Amortization of goodwill, net of taxes						523

Income (loss) from continuing operations						(782)
Income (loss) from discontinued operations						(508)

Net (loss) income						$(1,290)

CORPORATE DIRECTORY

Directors

Carl J. Cook
Decisions Resources LLC

G. Mark Curry
President
Revmar Inc
.
Rick E. Gaetz
President & Chief Executive Officer
Vitran Corporation Inc.

Albert Gnat, Q.C.
Senior Partner
Lang Michener

Anthony F. Griffiths
Independent Consultant
and Corporate Director

Richard D. McGraw
President
Lochan Ora Group of Companies

Graham W. Savage
Managing Director
Savage Walker Capital Inc.

Corporate Officers

Richard D. McGraw
Chairman

Albert Gnat, Q.C.
Vice Chairman

Rick E. Gaetz
President & Chief Executive Officer

Kevin A. Glass
Vice President Finance &
Chief Financial Officer

Corporate Executive Office

Vitran Corporation Inc.
70 University Avenue
Suite 350
Toronto, Ontario
Canada M5J 2M4
Tel: (416) 596-7664
Fax: (416) 596-8039

Distribution System

Vitran Canada LTL
Vitran Logistics
751 Bowes Road
Concord, Ontario
Canada L4K 5C9
Tel: (416) 798-4965
Fax: (416) 798-4753

United States LTL Office
Vitran Express, Inc.
6500 East 30th Street
Indianapolis, Indiana
U.S.A. 46219
Tel: (317) 803-6400
Fax: (317) 543-1230

United States Truckload Office
Frontier Transport Corporation
1560 W. Raymond Street
Indianapolis, Indiana
U.S.A. 46221
Tel: (317) 636-1641
Fax: (317) 634-0321

United States Intermodal Office
Vitran Logistics Inc.
9870 Highway 92, Suite 110
Woodstock, Georgia (Atlanta)
U.S.A. 30188
Tel: (770) 517-7744
Fax: (770) 517-4774